Filed Pursuant to Rule 424(b)(3)
Registration No. 333-295693

1st FRANKLIN FINANCIAL CORPORATION

$125,000,000 SERIES 1 VARIABLE RATE SUBORDINATED DEBENTURES
______________________________
1st Franklin Financial Corporation (the "Company" or "1st Franklin") is offering to sell its Series 1 Variable Rate Subordinated Debentures, referred to as the “Debentures,” in varying minimum purchase amounts that we will establish each week. The Debentures will have the following principal terms and features:
•General: The Debentures will represent subordinated, unsecured debt obligations of 1st Franklin Financial Corporation. The Debentures will be issued under an Indenture, dated October 31, 1984, as amended, between us and U.S. Bank Trust Company, National Association, as Trustee.
•Interest rate: On each Thursday, and for each separate minimum purchase amount, we will establish an interest rate and a time period after which the interest rate will adjust, referred to as an interest adjustment period, that we expect will range from one month to four years. The interest rate and the interest adjustment period of each Debenture are referred to as that Debenture’s “established features.” Debentures having these established features will be offered and sold from each Thursday through the following Wednesday, and those established features will be applicable to all Debentures sold during that period.
•Interest adjustment periods: An interest adjustment period is selected by an investor from those offered by the Company at the time of investment. Not less than seven days prior to the end of each Debenture’s interest adjustment period, we will provide a holder of such Debenture with written notice, either electronically or by mail, of the upcoming interest rate adjustment, and the holder may elect to redeem his or her Debenture at the end of the interest adjustment period (or within the 14 day grace period after the interest adjustment date); if the holder does not so elect as of the end of the most recent interest adjustment period, the interest rate will automatically adjust to the then currently offered rate for Debentures in that principal amount and with the corresponding interest adjustment period, until that Debenture’s next interest adjustment date. All other provisions, including the interest adjustment period, will remain unchanged for the entire term of each Debenture not redeemed by the holder.
•Redemption: We may redeem any Debenture, upon at least 30 days’ written notice, either electronically or by mail, at any time before its stated maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption. Holders of Debentures may redeem their Debentures at the end of any interest adjustment period, or within the 14-day grace period thereafter, at a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption, which will be determined as provided for above. In addition, a holder of Debentures may request that we redeem that holder’s Debentures at any other time, which redemption would be at our option, and in which case the redemption price would be equal to the principal amount plus accrued interest at one-half the stated interest rate on that holder’s Debentures up to the date of redemption.
•Maturity: Each Debenture initially matures four years from its date of issue, subject to earlier redemption by a holder without penalty at the end of any interest adjustment period or within the 14-day period thereafter. We will provide a holder with written notice of the upcoming maturity and a then-current prospectus relating to the Debentures and, unless such holder acts to redeem such Debenture at the maturity date or within the 14 day period after the original maturity date, such maturity date will be automatically extended for one additional four-year period, subject to the same established features and early redemption rights that existed during the initial term of the Debenture.
We will publish the most recently determined and then-applicable interest rate for each interest adjustment period weekly on our website at http://www.1ffc.com. The information on our website is not a part of, or incorporated by reference into, this prospectus. You can also obtain a list of the most recently determined interest rates by calling or visiting our executive offices in Toccoa, Georgia. A prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.
The Debentures will be offered directly to the public by us, without an underwriter. We cannot assure you that all or any portion of the Debentures we are offering will be sold. We are offering the Debentures on a continuous basis, until such time as all of the Debentures being offered hereunder have been sold, or until the registration statement relating hereto ceases to be effective. We do not have to sell any minimum amount of Debentures to accept and use the proceeds of this offering. Proceeds from the sale of Debentures will be placed in our general treasury when received. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. Therefore, you cannot be guaranteed of the return of your investment. The Debentures are not and will not be listed on any securities exchange and there is no and will be no public trading market for the Debentures. We have the right to reject any subscription for Debentures, in whole or in part, for any reason.
You should carefully read this prospectus and any applicable prospectus supplement, including the information incorporated by reference, before you decide whether to invest in Debentures.
Investing in the Debentures involves risks. See “Risk Factors” beginning on page 10 for a description of these risks.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Debentures or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK. THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.
The Trustee has not provided or approved any information in this prospectus, takes no responsibility for any information contained in this prospectus and makes no representations as to the contents of this prospectus.

	Price to Public	Underwriting Discounts and Commissions (a)	Proceeds to Company (b)
Per Debenture	100%	None	100%
Total	$125,000,000	None	$125,000,000

(a)    The Debentures are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale. The Debentures will be sold at face value.
(b)    Before deduction of the Company’s expenses, estimated at $112,296.
THE DATE OF THIS PROSPECTUS IS MAY 14, 2026

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with any different information. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than as of the date of this prospectus, the applicable prospectus supplement or the date the documents incorporated by reference were filed with the SEC. We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.

PROSPECTUS SUMMARY
The following summary highlights some of the information in, or incorporated by reference into, this prospectus and may not contain all of the information that may be important to you. Before deciding whether to invest in the Debentures, you should carefully read this entire prospectus and any applicable prospectus supplement, and the information that is incorporated by reference herein and therein. Unless the context otherwise requires, the terms “1FFC,” “1st Franklin,” “the Company,” ”we,” “us” and “our” in this prospectus refer to 1st Franklin Financial Corporation.
1st FRANKLIN FINANCIAL CORPORATION
1st Franklin Financial Corporation is a privately-held Georgia corporation headquartered in Toccoa, Georgia. The Company has been engaged in the consumer finance business since 1941, primarily in making consumer loans to individuals for personal or family needs, in relatively small amounts with maturities of approximately 2 years. The Company historically extended real estate loans. Beginning in 2024, 1FFC discontinued the origination of real estate loans, and the portfolio is currently in runoff. The Company also purchases sales finance contracts from various dealers.
All of 1FFC's loans are at fixed rates and contain fixed terms and fixed payments. The Company operates branch offices in ten southern states and had a total of 374 branch locations as of December 31, 2025. The Company and its operations are guided by a strategic plan which includes planned growth through strategic expansion of our branch office network. The majority of our revenues are derived from finance charges earned on loans outstanding. Additional revenues are derived from earnings on investment securities, insurance income and other miscellaneous income.
We fund our loans through a combination of the issuance of short and longer-term debt securities, including our Senior Demand Notes and Variable Rate Subordinated Debentures, as well as with borrowings from time to time under our revolving credit facility. Our credit facility provides for borrowings or re-borrowings of up to $300.0 million or 75% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company. As of December 31, 2025, we had $79.3 million in availability under our credit facility. Borrowings against the credit facility at December 31, 2025 were $220.7 million. This credit facility matures on December 6, 2027.
In connection with our business, we also offer optional single premium credit insurance products to our customers when making a consumer loan. Such products may include credit life insurance, credit accident and health insurance, credit involuntary unemployment insurance and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to an unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.
1FFC writes these various insurance products as an agent for a non-affiliated insurance company specializing in such insurance. However, under various agreements, 1st Franklin's two wholly owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the credit insurance policies written on behalf of the Company's customer base. These subsidiaries are licensed insurance companies and are subject to regulation and supervision by the Georgia Commissioner of Insurance and Safety Fire, including statutory capital and surplus requirements, restrictions of dividends and other distributions, and oversight of related-party transactions.

Where permitted by state law, non-filing insurance premiums are charged to customers in lieu of recording and perfecting 1FFC's security interest in the assets pledged. In the event of default, rather than exercising rights in a lien as a lender might otherwise do, the insured can file a claim with the insurer for reimbursement. Non-filing insurance premiums are equal in aggregate amount to the premiums paid by the Company and are passed through to a third-party insurance company. Certain losses on such loans, which are not recoverable through credit life, accident and health, involuntary unemployment, and property insurance claims, are reimbursed through non-filing insurance claims, subject to policy limits. The Company does not profit from the purchase of non-filing insurance other than through an offset to its charge-offs.
1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK. THE DEBENTURES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.
Our principal executive office is located at 135 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709.

SUMMARY DESCRIPTION OF THE DEBENTURES

Securities Offered	We are offering to sell up to $125,000,000 in aggregate principal amount of Debentures.
Denominations	Minimum denominations available for purchase will be established weekly by us.
Maturity
Each Debenture will have an initial maturity date of four years from its date of issue, subject to earlier redemption by a holder without penalty at the end of any interest adjustment period or within the 14-day grace period thereafter, or by us as provided for herein. Additionally, if a Debenture is not redeemed as provided for herein, the term of the Debenture will be automatically extended for one additional four-year term, subject to the same redemption rights that existed during the initial term of the Debenture.

Extension of Maturity
The maturity of each Debenture will be automatically extended on its original term for one additional four-year term, unless 1st Franklin or the holder acts to redeem the Debenture in accordance with the redemption provisions at the original maturity date or within the 14-day grace period thereafter. During any extended maturity, a holder of a Debenture will have the same redemption rights such holder had during the original term of the Debenture. We will send written notice, either electronically or by mail, and a then-current prospectus relating to the Debentures to holders not less than 30 days in advance of, and a second written notice not less than 7 days prior to, a Debenture’s upcoming maturity date.

Interest Rate	The interest rate will initially be established at the time of purchase of a Debenture and compounded daily for each established amount. Interest rates may change at an interest adjustment date as described below.
Compound Interest	Debentures will be offered at interest rates, set weekly, with interest compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Example Effective Annual Rates

	1.75	1.77
	4.50	4.60
	5.00	5.13

These are only examples of interest rates.  The actual rate of interest earned on a Debenture may differ, and may be higher or lower, depending on the rates offered and in effect at the date of purchase of the Debenture or at the date of an applicable interest rate adjustment. Interest rates offered on Debentures are determined by us, in our discretion, from time to time.

Interest Rate Adjustment	The interest rate will adjust at the end of the interest adjustment period applicable to the specific Debenture to the then-current interest rate offered by us on Debentures with that same interest adjustment period. Not less than 7 days prior to the end of each Debenture’s interest adjustment period, we will provide a holder of such Debenture with written notice, either electronically or by mail, of the upcoming interest rate adjustment, and the holder can elect to redeem his or her Debenture at such interest adjustment date or within the 14 day period thereafter or, after the interest adjustment date, continue to hold the Debenture and receive the then currently offered interest rate.
Interest Adjustment Period	The period of time, elected by the holder when the Debenture is purchased, after which the interest rate on a specific Debenture is adjusted.
Notification of Interest Rate Adjustment	Written notice, either electronically or by mail, will be sent to a holder of a Debenture not less than 7 days prior to the end of each applicable interest adjustment period, which notice will set forth the date of the upcoming interest rate adjustment, information regarding redemption, the approximate value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and, if such Debenture is not redeemed, the interest rate which will be applicable for that Debenture after the interest adjustment date and until the next interest rate adjustment.
Payment of Interest	Interest is earned daily and is payable at any time promptly upon the holder’s request. A request for the payment of interest may be made in person or by telephone, fax, Internet or mail
Notification of Upcoming Maturity	Written notice, either electronically or by mail, will be sent to a holder of a Debenture not less than 30 days prior to the maturity date of a particular Debenture, which notice will set forth the upcoming maturity date and information regarding renewal (if applicable) and redemption procedures. A subsequent written notice will be sent not less than seven days prior to the maturity date and will set forth the upcoming maturity date, information regarding renewal (if applicable) and redemption procedures, the approximate maturity value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and the interest rate which would be applicable on a renewal of that Debenture, if available, during the initial interest adjustment period following the upcoming maturity date and until the next interest adjustment date.
Redemption by Holder	Each Debenture may be redeemed by a holder at the end of each interest adjustment period applicable to the specific Debenture or within the 14-day period thereafter, or at maturity without penalty; redemption at any other time is at our discretion and is subject to an interest penalty. We will send written notice, either electronically or by mail, to a holder not less than 7 days in advance of an upcoming termination of an interest adjustment period and not less than 30 days in advance of, and again not less than 7 days in advance of, an upcoming maturity date.
Redemption by 1st Franklin	1st Franklin may redeem a Debenture prior to its maturity upon 30 days’ written notice to the holder for an amount equal to the principal amount of the Debenture plus accrued and unpaid interest up to the date of redemption.
Indenture Trustee	The Debentures will be issued under an Indenture between the Company and U.S. Bank Trust Company, National Association, as Trustee.

RISK FACTORS
Investing in the Debentures involves risks. You should carefully consider the risks described below, as well as the risk factors related to the Company included and discussed in our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated herein by reference, before deciding whether to invest in the Debentures. If any of the situations described in any of these risks actually occur, or if any risks or uncertainties not presently known to us arises or occurs, our business, financial condition or results of operations could be materially adversely affected. In any of these events, you may lose part or all of your investment.
RISK FACTORS RELATING TO THE DEBENTURES
The Debentures may not be a suitable investment for you.
The Debentures may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional advisors prior to deciding whether to invest in Debentures. The characteristics of the Debentures, including the maturity and interest rate, may not satisfy your investment objectives. The Debentures also may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors. Before deciding whether to invest in Debentures, you should consider your investment allocation with respect to the amount of your contemplated investment in the Debentures in relation to your other investment holdings and the diversity of those holdings.
Because the Debentures will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Debentures if we do not have the necessary liquidity to pay amounts due under the Debentures.
There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Debentures. Our obligations under the Debentures are not secured by any of our assets. We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Debentures. The Debentures are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency. Therefore, if you invest in the Debentures, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the amounts due under the Debentures, then you may lose all or part of your investment.
Because the Debentures will be general, unsecured obligations and will be subordinate to substantially all of our other debt, the holders of such other debt will have priority over the Debenture holders to recover invested amounts in the event we are unable to meet all of our obligations.
The Debentures will be general, unsecured obligations of 1st Franklin and will be subordinated in right of payment to substantially all of our other existing and future debt, whether or not secured, except for our other Series 1 Variable Rate Subordinated Debentures, which will rank pari passu, or equally, with the Debentures. As of December 31, 2025, we had $1.076 billion in senior debt outstanding, and we expect to issue more senior debt in the future.
Because the Debentures will be subordinated obligations, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding, then the holders of senior debt, whether or not secured, and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures will be entitled to receive any payments.
We may not have sufficient assets after all such senior payments have been made to make any payments to you under the Debentures, including payments of interest when due or principal upon maturity.
If we incur substantially more indebtedness that is senior to the Debentures, our ability to repay the amounts due under the Debentures may be impaired.

As of December 31, 2025, we had $1.076 billion in indebtedness outstanding that was senior in priority with respect to the right of repayment to the Debentures. Subject to any limitations that may be contained in any credit agreements or indentures we may be party to now or in the future, we may also incur substantial additional indebtedness, some or all of which may be secured by our assets. This indebtedness may be senior in payment preference to the Debentures and may be secured by some or all of our assets. If we incur additional indebtedness, it may become more difficult to meet our repayment obligations, and the risks to holders of Debentures could increase.
Our management has broad discretion over the use of proceeds from this offering.
We will place the proceeds from this offering of Debentures, when received, in our general treasury. We expect to use the proceeds from this offering for general corporate purposes, which may include the repayment of senior and other debt, with varying interest rates, incurred from time to time, as any of it becomes due. Because no specific allocation of the proceeds can be or has been made, our management will have broad discretion in determining how the proceeds of this offering will be used.
Because there are only limited restrictions on our activities under the Indenture governing the Debentures, you will have only limited protections under the Indenture.
In comparison to the restrictive covenants that are imposed on us by our existing credit agreement and that we expect would be imposed on us by any replacement credit facility we may enter into in the future, the Indenture that governs the Debentures contains only relatively minimal restrictions on our activities. In addition, the Indenture contains only limited events of default other than our failure to timely pay principal and interest on the Debentures. Because there are only very limited restrictions and limited events of default under the Indenture, we will not be restricted thereunder from, among other activities, issuing additional debt that is senior to the Debentures. Further, if we default on any payment on the Debentures or otherwise under the Indenture, you will likely have to rely on the Trustee to exercise remedies on your behalf under the terms of the Indenture. You may not be able to seek remedies against us directly.
Because we may redeem the Debentures at any time prior to maturity, you may be subject to reinvestment risk.
We have the right to redeem any Debenture at any time prior to its stated maturity upon at least 30 days’ written notice to you. The Debentures would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income or return on investment that you would otherwise expect to receive on an investment in the Debentures. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Debentures.
No public market exists in which to transfer Debentures.
An investor may redeem any or all of his or her Debentures as described in this prospectus. However, no public trading or secondary market for the Debentures currently exists, or ever will exist, and, consequently, there is no public market to provide liquidity for any sale or transfer of, or to provide any valuation to help investors evaluate the appropriateness of interest rates offered in light of the risks to be assumed in connection with an investment in, the Debentures.
USE OF PROCEEDS

We do not have to sell any minimum amount of Debentures to accept and use the proceeds from this offering. Net proceeds from sales of the Debentures, after payment of applicable expenses, will be placed in our general treasury. No segregation of proceeds will be made, and we expect to use the net proceeds for general corporate purposes, which may include repayment of indebtedness under any credit facility to which we are, or become, a party, or the repayment or redemption from time to time of outstanding senior or subordinated debt securities as those securities mature or as such debtholders otherwise request redemption. Our subordinated debt securities include Series 1 Variable Rate Subordinated Debentures of the same series as the Debentures offered by this prospectus. Our senior debt includes amounts that may be outstanding from time to time under our revolving credit facility (which may include any replacement facility). Our senior debt securities include our Senior Demand Notes and commercial paper, which are offered and sold from time to time in varying principal amounts and with various interest rates. We cannot presently estimate the amount of proceeds that will be used to make mandatory redemption payments, as this will vary depending upon, among other things, the amount of any securities outstanding, the maturity dates and applicable interest rates, which vary from time to time, and related investor decisions outside of our control. Any proceeds not used for redemptions or repayments as described above may be used to make consumer finance loans in the ordinary course of our business, to repay interest or principal on bank borrowings outstanding at any time, to repay other debts outstanding as those amounts come due, and for other general operating purposes.
PLAN OF DISTRIBUTION
We are offering the Debentures on a continuous basis, until such time as all of the Debentures being offered hereunder have been sold, or until the registration statement relating hereto ceases to be effective. The Debentures will be offered directly to the public by us, without any underwriter. No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Debentures. All proceeds from sales of the Debentures will be placed in our general treasury as sales are made, with no minimum sales requirement, as described in the “Use of Proceeds” section of this prospectus. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by us.
There is no assurance that any or all of the Debentures offered by this prospectus will be sold. This offering, however, is not made contingent upon any minimum amount of Debentures being sold.
The Debentures will only be offered, sold and redeemed at our executive offices located at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577. The telephone number is (706) 886-7571 or (800) 282-0709.
FORWARD-LOOKING INFORMATION
This prospectus, and the information incorporated by reference therein, contains “forward-looking statements” within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such risks and uncertainties include, but are not limited to, the risks described in the “Risk Factors” section of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference in this prospectus, and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the “Risk Factors” section or included elsewhere or incorporated by reference into this prospectus occur, they could impact our ability to pay the interest and principal on the Debentures, as well as have a material adverse effect on our business, financial condition and results of operations. We do not undertake any obligation to update any forward-looking statements, except as may be required by law.
DESCRIPTION OF THE DEBENTURES
General
The Series 1 Variable Rate Subordinated Debentures we are offering will represent subordinated, unsecured debt obligations of 1st Franklin Financial Corporation. The Debentures will be issued under an Indenture, dated October 31, 1984, between us and The First National Bank of Gainesville, Trustee, as amended (the “Indenture”). Effective March 26, 2010, the Company appointed U.S. Bank Trust Company, National Association (“U.S. Bank”) as replacement Trustee. The terms and conditions of the Debentures include those set out in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The following is a summary of the material provisions of the Indenture. For a complete understanding of the Debentures, you should review the definitive terms and conditions contained in the form of the Debentures and the Indenture, each of which include definitions of certain terms used below. A copy of each of the form of the Debentures and the Indenture has been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and are available from us at no charge upon request.
The Debentures will be registered and issued without coupons in series form. There is no limit on the principal amount of Debentures of any series, or of all series issuable under the Indenture. 1st Franklin and the Trustee may amend the Indenture to limit the principal amount of a particular series or to allow additional series with no limitations as to the maximum amount of any increase or to the number of increases which may be made. We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered, provided that no such change will affect any Debenture of any series issued prior to the date of that change.
The Debentures will be direct obligations of 1st Franklin, but will not be secured by any collateral or lien. In addition, the Debentures are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other federal or state agency or company. Investors must rely solely on 1st Franklin’s ability to repay the obligations under the Debentures. Principal and interest are payable at our executive offices in Toccoa, Georgia, which is sometimes referred to as the Investment Center. The Debentures will be executed by 1st Franklin and authenticated and delivered to the purchaser by the Trustee upon the written order of 1st Franklin.
Established Features of the Debentures
The Debentures offered by this prospectus will be issued and dated as of the date purchased. The interest rate paid on a Debenture is compounded daily and is payable at any time at the holder’s request. An interest payment request may be made to 1st Franklin in person at the Investment Center or by telephone, fax, Internet or mail. An interest payment request may be made by a holder one or more times from time to time, or a holder may request that such payments occur on a specified periodic basis until the redemption or maturity of the particular Debenture.
Each Debenture matures four years from the date of its issue, although the maturity thereof may be extended for one additional four-year term as described under “Extension Upon Maturity,” in each case subject to earlier redemption as provided for herein and in the Debenture.
On a weekly basis, 1st Franklin will establish various minimum purchase amounts with corresponding interest rates and interest adjustment periods that will be available for Debentures that are sold beginning on the following Thursday and continuing through the Wednesday thereafter for each minimum purchase amount, all based upon management’s evaluation of general market conditions for investments with similar characteristics such as investment amount, redemption rights, risk profile and term to maturity. The interest rate offered on the Debentures will depend on the interest adjustment period selected by the holder from those offered by 1st Franklin. At the time of an initial investment, a holder will select an interest adjustment period from those then being offered by 1st Franklin. The selected interest adjustment period will remain unchanged for the term of the Debenture, including any extension of the original maturity date. During this period, the interest rate on a Debenture will not change. At the end of each interest adjustment period, unless the Debenture is redeemed, the interest rate will automatically adjust to the interest rate then currently offered for Debentures with the same interest adjustment period. 1st Franklin expects that it will offer the Debentures with interest rate adjustment periods ranging from one month to four years.
Not less than 7 days prior to the end of each interest adjustment period, we will send written notice, either electronically or by mail, to the holder of a Debenture of the interest rate which will be applicable to the Debenture during the upcoming interest adjustment period, which will be the same interest rate that will be applicable to all new Debentures being offered during that period with the same interest adjustment period. If the holder elects to retain the Debenture at the new rate, no action is required of the holder as the new rate will become effective as of the first day of the interest adjustment period. If the holder elects not to accept the new rate, the holder can redeem the Debenture without penalty at the interest adjustment date or within the 14-day period after the interest adjustment date, referred to as the “grace period,” either in person at, or by mail to, the Investment Center or by fax or electronically. See “Redemption at Request of Holder Prior to Maturity.” Interest during any grace period until redemption will be paid at the then applicable interest rate.
Debentures with the then-current established features will be available for purchase beginning on the Thursday after the date of the determination of such features through the following Wednesday. The most recently determined established features will be applicable to all Debentures sold by us during that period. We publish this information weekly on our website maintained at http://www.1ffc.com or it can be obtained directly from us by calling or visiting our executive offices in Toccoa, Georgia. The information on our website is not a part of, or incorporated by reference into, this prospectus. The most recently determined established features will also be set forth in supplements to this prospectus that will be filed with the SEC, as appropriate.
Payment of Interest on the Debentures
Interest on the Debentures will be earned daily and will be payable promptly on the request therefor by the holder, subject to any limitations described in “Subordination” below. A request for the payment of interest may be made in person at, or by mail to, the Investment Center, by telephone at (706) 886-7571 or (800) 282-0709, by fax at (706) 886-7369 or on the Internet by visiting our website at http://www.1ffc.com and clicking on the “Contact Info” button and completing the form. The information on our website is not a part of, or incorporated by reference into, this prospectus. Any request for the payment of interest may be made by a holder one or more times from time to time, or may be set to occur at specified intervals, such as monthly, quarterly, semi-annually or annually for so long as the Debenture is outstanding.
Subordination
The payment of principal and interest on the Debentures will be subordinate in right of payment to all of our senior debt. The term “senior debt” means all of our indebtedness outstanding at any time except debt that by its terms is not senior in right of payment to the Debentures and indebtedness represented by our outstanding Debentures, each of which are pari passu. No sinking fund is required to be established to provide for payments on the Debentures.

In the event that the Debentures are declared due and payable before their expressed maturity because of a default under the Indenture, a holder of a Debenture will be entitled to payment only after all principal and interest on all senior debt has been paid in full. Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any senior debt and all other obligations senior to the Debentures will be entitled to receive payment in full of all principal and interest due to them before the holders of the Debentures are entitled to receive any payments.
The amount of our senior debt outstanding as of December 31, 2025 was $1.076 billion.
Redemption by 1st Franklin Prior to Maturity
We may redeem any Debenture at any time prior to maturity for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption. We will provide written notice, either electronically or by mail, to the holder of a Debenture whose Debenture is to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption. In the event the entire series of Debentures is not called for redemption, the redemption call will be made by the Trustee pro rata or by lot.
Redemption at Request of Holder Prior to Maturity
At the request of the holder, we will redeem any Debenture at the end of that Debenture’s interest adjustment period, or within the 14-day grace period after the interest adjustment date, for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption. Interest during any grace period until redemption will be paid at the then applicable interest rate.
If a request for redemption is made for a time other than at the end of an interest adjustment period or within the applicable grace period, or at maturity, we may, at our option, redeem that Debenture for a price equal to the principal amount plus one-half of any accrued interest since the most recent interest adjustment date, if applicable, or the purchase date on that Debenture up to the date of redemption.
If the holder of a Debenture dies before its maturity, we may, at our option, redeem any Debenture held by that holder for a redemption price equal to the principal amount plus any accrued and unpaid interest up to the date of redemption.
All requests for redemption must be made either in person at, or by mail, fax or electronically, to our executive offices in Toccoa, Georgia. In the event a holder has lost, destroyed or had their Debenture stolen and such holder desires to redeem the same, redemption can be accomplished by completing the requisite form available from the Company and returning it to us in person or by mail, or by faxing or electronically to us at the number provided in “Payment of Interest on the Debentures” section above.
Extension Upon Maturity
Subject to redemption at the request of a holder prior to the maturity date as described above, and our right to redeem a Debenture, the maturity of a Debenture will be automatically extended beyond its initial four-year term for one additional four-year period. In the event of such an extension, all provisions of the Debenture will remain unchanged with the exception of the interest rate, which will change in accordance with the interest adjustment provision of that particular Debenture. Written notice, either electronically or by mail, and a then-current prospectus relating to the Debentures will be sent to a holder of a Debenture not less than 30 days prior to the maturity date of a particular Debenture, which notice will set forth, among other things, the upcoming maturity date and information regarding renewal (if applicable) and redemption procedures. A subsequent written notice will be sent not less than 7 days prior to the maturity date and will set forth, among other things, the upcoming maturity date, information regarding renewal (if applicable) and redemption procedures, the approximate maturity value of the Debenture (including all outstanding principal and any accrued but unpaid interest) and the interest rate which will be applicable on a renewal of that Debenture for the initial interest adjustment period following the upcoming maturity date (if applicable).
In no event may the maturity of a Debenture be extended for more than one additional term.
Restrictions on Additional Debt
There are no restrictions in the Indenture against our issuance of additional securities or our incurrence of additional debt, including senior debt and secured obligations.
Successors
The Indenture permits (i) a consolidation or merger between us and another entity and (ii) the transfer or lease by us of all or substantially all of our assets to another entity if:
•the resulting or acquiring entity is a corporation and assumes all of our obligations under the Debentures and the Indenture; and
•no event of default under the Indenture exists immediately after the transaction.
Modification of the Indenture
The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of the Debentures, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of such Debentures; provided, however, that no such supplemental indenture can do any of the following without the consent of each holder so affected:
•change the fixed maturity of any Debenture;
•reduce the principal amount of any Debenture;
•reduce the rate, or change the time of payment of interest, on any Debenture;
•reduce the amount of Debentures whose holders must consent to an amendment; or
•make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Debentures.
We, along with the Trustee, may amend the Indenture without the consent of the holders of the Debentures to cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the rights of any holder.
We, with the consent of the Trustee, may also amend the Indenture to allow for the issuance of additional amounts of a particular series or additional series of Debentures without the consent of the holders of Debentures. There are no limitations as to the maximum amount of any increase or to the number of increases which may be made. We may change the interest rates and the maturities of the Debentures offered by this prospectus and of any subsequent series which may be offered without entering into a supplemental indenture, provided that no such change will affect any Debenture of any series issued prior to the date of that change.

Events of Default and Notice Thereof
An event of default is generally defined by the Indenture to mean any of the following:
•the Company’s failure to pay principal on any Debenture when it becomes due;
•the Company’s failure to pay interest on any Debenture when it becomes due, and such failure continues for 30 days;
•the Company’s failure to comply with any of its covenants or obligations contained in the Indenture or the Debentures and, after notice thereof from the Trustee or the holders of a least 25% in principal amount of the Debentures of the affected series, such failure continues for 60 days; or
•the occurrence of certain events of bankruptcy, insolvency or reorganization.
The Indenture provides that the Trustee will, within 90 days after the occurrence of any default that is continuing and known to the Trustee, give the registered holders of Debentures notice thereof, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that withholding such notice is in the interest of those holders.
Rights on Default
The Trustee, by notice to 1st Franklin, or the holders of at least 25% in principal amount of Debentures of the affected series, may declare the principal of and accrued but unpaid interest on all Debentures of such series due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of Debentures of such series may waive any default and rescind such declaration if the default is cured, except a default in the payment of the principal of or interest on any Debenture or a default on any senior debt. The holders of a majority of the outstanding principal amount of the Debentures of any affected series may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Debentures or would involve the Trustee in personal liability. Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Debentures of the affected series and during that 60-day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee a satisfactory indemnity. Nevertheless, any holder may enforce the payment of the principal of and interest on the holder’s Debenture when due.
Concerning the Trustee
In addition to serving as Trustee under the Indenture, U.S. Bank Trust Company, National Association serves as trustee under the indenture governing our Senior Demand Notes, and issues to us, and services, certain credit cards, on customary commercial terms and for which it receives customary fees. The Trustee maintains its principal corporate trust office at 2 Concourse Parkway, Suite 800, Atlanta, Georgia 30328-5588.
Evidence to be Furnished to the Trustee
The Indenture provides that, upon any application or request by us to the Trustee to act, (i) we will provide the Trustee an officers’ certificate and an opinion of counsel stating that any necessary conditions precedent have been met, and (ii) satisfactory indemnification as required has been provided. Within 120 days after the end of each fiscal year, 1st Franklin is required to deliver to the Trustee an officers’ certificate stating whether or not, to the knowledge of the signers, 1st Franklin is in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by 1st Franklin to remedy such default.
LEGAL MATTERS
The validity of the issuance of the Debentures being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.
EXPERTS
The financial statements of 1st Franklin Financial Corporation, incorporated by reference in this Prospectus by reference to 1st Franklin Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2025, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements and financial statement schedule are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, and other information, with the SEC. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus. Specifically, we are incorporating by reference the following:
(a)The Company’s Annual Report on Form 10-K for the year ended December 31, 2025, filed on March 31, 2026; and

(b)The Company’s Current Report on Form 8-K filed on April 6, 2026.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or
•a statement contained in any prospectus supplement relating to the offering of Debentures.
Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded. Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement hereto is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 135 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800) 282-0709. You can also access any of these filings free of charge at our website http://www.1ffc.com. Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus and any applicable prospectus supplement in deciding whether to invest in Debentures.
REPORTS TO SECURITY HOLDERS
We make available on our website at http://www.1ffc.com our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm, and any more recent quarterly report, once filed with the SEC, containing certain unaudited financial and other information of the Company for the current year. Information contained on our website does not constitute part of, and is not incorporated by reference into, this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus and any applicable prospectus supplement in deciding whether to invest in Debentures.